UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.  Press Release announcing that TAT Technologies signed a five-year contract with the U.S. Army for overhaul and upgrade of Apache and Black Hawk engine valves.

ITEM 1

TAT Technologies Signed a Five-Year Contract with the Us Army for Overhaul and
Upgrade of Apache and Black Hawk Anti-Icing Engine Valves. Total Value of the
Contract May Reach Up To $20 Million

GEDERA, Israel, Monday, May 16, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that it has signed a five-year contract with the U.S Army for the overhaul and upgrade of Anti Icing Engine Valves for Apache and Black Hawk helicopters.  The value of the agreement may reach $20M over the five-year period with the actual value contingent, among other things, on the Army’s availability of funds. A first purchase order for the value of $4.3M has already been placed, with deliveries commencing this year.

TAT Technologies has been for more than 20 years an authorized repair center for Anti Icing Valves and based on these capabilities TAT Technologies was authorized as a certified repair center for the U.S Army which eventually resulted in this award.

The business relationship between TAT Technologies and the different branches of the U.S. military has existed for several decades, during which TAT Technologies provided various services and components such as valves and heat exchangers.

TAT's President and CEO, Dr. Shmuel Fledel, commented: “This is a strategic contract for TAT in light of its size and of the potential for further cooperation with the U.S Army as well as with other military forces around the world.  This is our first contract with AMCOM- the Aviation and Missiles Command of the U.S Army.  It is the result of historic and ongoing efforts on behalf of TAT Technologies and it demonstrates TAT’s leading position and recognition in the aerospace and defense sectors”.

“We are proud of the business and professional relationship with the U.S. Army as well as with other military forces around the world.  This reflects TAT’s strategy to enhance its leading position in its target markets and to continuously provide products and services of the highest quality”.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds 37% in First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com

Contact:

Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Yaron Shalem CFO Tel: +972-88628501 yarons@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: May 16, 2011